UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


IVERIC bio, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

46583P102
(CUSIP Number)

12/31/2020
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 46583P102	SCHEDULE 13G	Page 2 of 8


1	Names of Reporting Persons

	Tamarack Advisers, LP

	IRS Identification No. of Above Person (entities only)

	47-4492240

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
	(See instructions)	(b)	[ ]

3	SEC USE ONLY

4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				850,000

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				850,000

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	850,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	0.1%

12	Type of Reporting Person (See Instructions)

	IA


CUSIP No. 46583P102	SCHEDULE 13G	Page 3 of 8

1	Names of Reporting Persons

	Tamarack Capital GP, LLC

	IRS Identification No. of Above Person (entities only)

	47-4492240

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
	(See instructions)	(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				850,000

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				850,000

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	850,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	0.1%

12	Type of Reporting Person (See Instructions)

	HC


CUSIP No. 46583P102	SCHEDULE 13G	Page 4 of 8


1	Names of Reporting Persons

	Justin J. Ferayorni

	IRS Identification No. of Above Person (entities only)

	-----------

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
	(See instructions)	(b)	[ ]

3	SEC USE ONLY

4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				850,000

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				850,000

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	850,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	0.1%

12	Type of Reporting Person (See Instructions)

	IN


CUSIP No. 46583P102	SCHEDULE 13G	Page 5 of 8


Item 1(a).	Name of Issuer.

	IVERIC bio, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	One Penn Plaza, 35th Floor, New York, NY  10119

Item 2(a).	Name of Person Filing.

	Tamarack Advisers, LP, Tamarack Capital GP, LLC, and Justin
J. Ferayorni

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Tamarack Advisers, LP, Tamarack
Capital GP, LLC, and Justin J. Ferayorni is 5050 Avenida
Encinas, Suite 360, Carlsbad, CA  92008.

Item 2(c).	Citizenship.

	Tamarack Advisers, LP is a Delaware limited Partnership,
Tamarack Capital GP, LLC is a Delaware limited liability company, and Justin J. Ferayorni is a United States citizen.

Item 2(d).	Title of Class of Securities.

	Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number.

	46583P102

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 46583P102	SCHEDULE 13G	Page 6 of 8


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E). (for Tamarack Advisers, LP)

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). (for Tamarack Capital
GP, LLC and Mr. Ferayorni)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution:
______

Item 4.	Ownership.

	Reference is hereby made to Items 5-9 and 11 of pages two
(2), three(3), and four(4) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].



CUSIP No. 46583P102	SCHEDULE 13G	Page 7 of 8


Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Justin J. Ferayorni certifies that, to the best of his knowledge and belief, the securities referred to above on page two (2), three (3), and four (4) of this
Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 46583P102	SCHEDULE 13G	Page 8 of 8


Signature


	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:	February 10, 2021

	Tamarack Advisers, LP


	/s/ Justin J. Ferayorni
	________________________
	By:  Justin J. Ferayorni
	its:	Managing Member of its General
		Partner



	Tamarack Capital GP, LLC


	/s/ Justin J. Ferayorni
	________________________
	By:  Justin J. Ferayorni
	its: Managing Member



	Justin J. Ferayorni


	/s/ Justin J. Ferayorni
	________________________
	By:  Justin J. Ferayorni

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)